

January 3, 2018

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Series Trust IV	811-21781	N-CSR/A	9/29/17	1/3/18	The Registrant amended the Form N-CSR for the period ended July 31, 2017 to include shareholder-meeting results that were inadvertently omitted from the notes to financial statements.